

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 14, 2012

Via E-mail
Stephen W. Ensign
President and Chief Executive Officer
New Hampshire Thrift Bancshares Inc.
9 Main Street
P.O. Box 9
Newport, New Hampshire 03773-0009

> **Re: New Hampshire Thrift Bancshares Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 23, 2012**
> **Form 10-Q for the Quarterly Period Ended March 31, 2012**
> **Filed May 15, 2012**
> **File No. 000-17859**

Dear Mr. Ensign:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Senior Staff Attorney

cc: Via E-mail
      Stephen R. Theroux
      Laura Jacobi